PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED
2007 MAR 19 A 10:41

07021889

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

22 January	**Pearson Trading update: Strong end to the year.............................**
23 January	**Pearson Prentice Hall clues High School students into mysteries of forensic.....**
2 February	**Total voting rights and capital**
5 February	**Weidenhammer acquires CIMS Finance and CIMS Student ....**
20 February	**Pearson plc and the University of Oxford establish a new centre for...............**
26 February	**Pearson 2006 preliminary results**
28 February	**Notification of holdings in the company**
1 March	**Total voting rights and capital**
2 March	**Notification of holdings in the company**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dw 3/20

Pearson Trading Update: Strong end to the year; on track for record profits

22 January 2007

Pearson is today providing its regular January trading update.

Pearson continued to perform strongly through the fourth quarter of 2006. We remain on track to produce record profits in 2006, and we expect to report adjusted earnings per share towards the top end of current market expectations*. We also expect good cash generation and a further significant improvement in our return on invested capital.

All our businesses traded well in the fourth quarter. Pearson Education sustained its good revenue momentum and achieved further margin improvement, ahead of expectations, as we benefited from our investments in educational testing and technology. The *Financial Times* added circulation and advertising and Penguin had a good year-end publishing and selling season.

The average £:$ exchange rate for the full-year was £1:$1.84 and we expect our tax rate to be below 32% (compared with our previous guidance of 32-34%).

Pearson will announce its preliminary results for 2006 on 26 February, 2007. We expect to complete the sale of our Government Solutions business to Veritas Capital in the first quarter of this year.

Marjorie Scardino, chief executive, said: "A strong all-round performance in our key fourth quarter selling season capped another very good year. All around Pearson, our investments in content and technology are paying off. Those advantages have produced Pearson's highest ever profits in 2006, and will bolster our future growth."

* 2006 adjusted earnings per share including Government Solutions. Analysts' estimates range from 36.1p-40p (sources: Reuters and Bloomberg).

For more information:

Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln + 44 (0) 207 010 2310

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Pearson Prentice Hall clues High School students into mysteries of forensic science
23 January 2007

Richard Saferstein Adapts *Criminalistics*, Classic College Text, For High School Market

"Dr. Richard Saferstein's work continues to be the gold standard of forensic science textbooks. He is simply unrivaled in his skill in making the crime lab exciting and accessible to all readers. This compelling book should be in every library and classroom, especially now in this era of proliferating forensic science advancements that make the impossible possible and mistakes unpardonable." -- ***Patricia Cornwell, award-winning crime novelist***

Upper Saddle River, NJ. - Fingerprints. DNA. Trace evidence. These and other aspects of crime scene investigations have become part of the cultural landscape and, increasingly, high school curriculums. Call it the CSI factor. To meet this growing demand for information, Pearson Prentice Hall is publishing the first comprehensive forensic science program designed specifically for high school students and teachers.

Forensic Science: An Introduction, by Richard Saferstein, is adapted from his own best-selling college text, *Criminalistics: An Introduction to Forensic Science*, currently in its ninth edition. This new, highly accessible high school text includes cutting-edge forensic techniques, practices and procedures, including DNA profiling, automated firearms search systems, digital imaging, and evidence collection and preservation. The book also focuses on possible career opportunities in the expanding forensic science field.

Each chapter opens with a Case Study, incorporating real life examples of forensic science applications. Throughout the text, Learning Objectives highlight key concepts of each chapter; Forensic Brief boxes provide students with quick and pertinent facts about forensic cases; and Key Terms are explained in the margins. Each chapter contains summaries and review questions; and a full chapter examines the increasingly significant role computers are playing in criminal activity and the collection of forensic evidence.

The book is accompanied by a companion Website (www.prenhall.com/hsforensics) that provides additional exercises, text information, and WebExtras, which serve to expand on information available in the text through video presentations and graphic displays that enhance the reader's understanding of the subject's more difficult concepts.

To supplement the text, Pearson Prentice Hall has published *Basic Lab Exercises for Forensic Science. This manual offers hands-on activities and experiments, using easy-to-access and safe materials, on fingerprinting, blood stain and handwriting analysis, forensic anthropology, and more.*

"Since the initial publication of *Criminalistics* thirty years

ago, interest in, and the practice of, forensic science has grown in importance and popularity," said Saferstein. "*Forensic Science: An Introduction* goes behind the headlines to provide to high school students in-depth information on the actual processes involved in this rapidly evolving field."

Forensic Science: An Introduction
Author: Richard Saferstein
Copyright: 2008
Format: Student Edition (HS Binding)
ISBN: 0131961411
Basic Laboratory Exercises for Forensic Science
Author: Richard Saferstein
Copyright: 2007
Format: Lab Manual (Softcover)
ISBN: 0131961438

About the Author
Richard Saferstein, Ph.D., retired in 1991 after serving for twenty-one years as the Chief Forensic Scientist of the New Jersey State Police Laboratory, one of the largest crime laboratories in the United States. From 1972 to 1991, he taught an introductory forensic science course in the criminal justice programs at the College of New Jersey and Ocean County College. These teaching experiences played an influential role in his authorship of the widely used introductory college textbook *Criminalistics: An Introduction to Forensic Science.* Saferstein's basic philosophy in writing *Criminalistics* was to make forensic science understandable and meaningful to the non-science reader, while providing an appreciation for the scientific principles that underlie the subject. In 2006, Dr. Saferstein received the American Academy of Forensic Sciences Paul L. Kirk award for distinguished service and contributions to the field of criminalistics. He currently teaches a course on the role of the expert witness in the courtroom at the law school of Widener University in Wilmington, Delaware.

About Pearson Prentice Hall
Pearson Prentice Hall is the nation's leading educational publisher of scientifically researched and standards-based instructional materials for today's 6-12th grade classroom.

About Pearson Education
Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Virtually all students in America learn from a Pearson program at some point in their educational career. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

Contact
Rod Granger
Pearson Education

212-782-3486
rod.granger@pearsoned.com

Total Voting Rights and Capital
02 February 2007

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at the close of business on 31 January 2007, the Company had 806,490,361 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (806,490,361) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Weidenhammer Acquires CIMS Finance and CIMS Student from Pearson School Systems

05 February 2007

Companies will extend education technology relationship by offering complementary products for K12 customers

READING, PA & FOLSOM, CA - Weidenhammer Systems Corporation today announced the acquisition of CIMS® Finance and CIMS Student from Pearson School Systems. Weidenhammer has been a valued Pearson associate since 1988. The two companies share a vision to provide customers with the most effective, complementary financial and Student Information Systems in the education marketplace.

"This sale is strategic for both Pearson and Weidenhammer," said Mary McCaffrey, president of Pearson School Systems. "CIMS customers will benefit from Weidenhammer's ongoing support and development of this excellent product suite and our continuing relationship enables us to offer our K12 customers unique synergies between Pearson's market-leading SIS products and the best in K12 financial services software."

John Weidenhammer, President of Weidenhammer Systems Corporation, said, "As a long-time Pearson School Systems certified business associate, Weidenhammer has been working with school administrative solutions for finance and students for almost 30 years. We are very pleased to add the CIMS products to our portfolio and further bolster our vision of providing integrated finance and Student Information System solutions to our existing customers and the education industry."

Weidenhammer's vision of building a nationally branded and deployable financial application suite designed specifically for schools is another step closer with acquisition and ongoing support for both CIMS solutions. Recently, the Company purchased Information Design, Inc. (IDI), makers of SAGE-a full functioning, graphical financial software, deployed on an Oracle database.

Weidenhammer will offer CIMS Finance customers an optional migration path to SAGE and will work with Pearson School Systems to provide CIMS Student customers with an optional migration path to PowerSchool®, Pearson's web-based Student Information System.

Effective immediately, Weidenhammer will be offering employment to CIMS staff who will continue to support CIMS customers. Weidenhammer will assume relationships with existing CIMS certified business associates to ensure continued support for CIMS customers.

About Pearson School Systems

Pearson School Systems is advancing student learning through its highly interoperable enterprise solutions for student information management. As the market leader in K12 technology innovations, Pearson School Systems supports about 20 million students with a product lineup

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that includes PowerSchool® Premier, Chancery SMS®, Mac School®, Win School®, and SASI™. Pearson Inform™, the achievement data analysis and decision support tool rounds out a solution set designed to provide administrators, teachers, students, and parents with comprehensive software options that are easy-to-use and can be customized to meet a wide range of end-user needs. All Pearson School Systems products are fully supported with training and the finest customer support services in the industry. Pearson School Systems is a business of Pearson Education, the world's leading integrated education company. Pearson Education is part of Pearson (NYSE:PSO), the international media company. For more information, please visit: www.pearsonschoolsystems.com.

About Weidenhammer Systems Corporation
Weidenhammer, founded in 1978, is a provider of leading-edge Information Technology solutions for the education and commercial marketplace. In addition to its headquarters in Reading, PA, Weidenhammer maintains 5 branch offices in Pennsylvania, Michigan and Colorado, and has 150 professionals on staff. The company has core competencies in consulting, software development, systems integration and managed services, as well as school district administrative solutions. Weidenhammer has strategic relationships with Pearson School Systems, Cisco, School-Link Technologies, Microsoft, HP, Edustructures, and Computer Automation. For more information about Weidenhammer contact Jim Bitler at 610.378.8600 ext 8455 or visit www.hammer.net.

Pearson plc and The University of Oxford establish a new centre for research in Educational Assessment

20 February 2007

Pearson and The University of Oxford today announce the establishment of a long-term collaboration to undertake research and international development work in educational assessment. The collaboration will bring together research expertise in the University's highly acclaimed Department of Education (previously known as the Department of Educational Studies *) with Pearson's international expertise in educational assessment..

In an initial ten-year relationship with the University of Oxford, Pearson will fund and support the establishment of a new international research centre and a Pearson Professor of Educational Assessment at the new centre, to be called the Oxford University Centre of Educational Assessment, as well as two doctoral studentships and administrative support. The new research centre will be formally launched in autumn 2007.

The research at Oxford will look at new approaches to educational assessment to help improve the understanding of different types of learning processes and outcomes. It will examine the opportunities offered by recent advances in learning and assessment technologies and the challenges presented by the increasing requirement for global qualifications and standards. The wide-ranging research programme covers general school-based learning, as well as vocational, professional and higher education and support the move to life long learning, the needs of multi-national employers and an increasingly global workforce.

The University and Pearson will also join forces in undertaking research and development projects for international governments and development agencies.

Marjorie Scardino, chief executive of Pearson plc, said:

"In this global economy, there is a growing demand from educational institutions, companies and individuals for rigorous, internationally comparable assessments and qualifications as well as testing to promote learning. This exciting collaboration with Oxford University will underpin our educational assessment programmes with high quality research and thinking, and allow us to better help governments, educators and students learn and compete."

Dr. John Hood, vice-chancellor of Oxford University said:

"We are delighted to be working in collaboration with Pearson. The agreement gives us an exciting and timely opportunity, as education becomes increasingly global, to lead research that will help improve learning and assessment systems in the UK and around the world."

Professor John Furlong, the Director of the University's Department of Education, said:

"This exciting development will build on and extend our

existing research capacity in new and important ways. Understanding more about educational assessment is increasingly recognized as a key factor in promoting effective teaching and learning right across the educational system."

For further information, please contact:

Deborah Lincoln, Pearson, 02070102310 or Deborah.lincoln@pearson.com

Oxford University Press Office 01865280534 or press.office@admin.ox.ac.uk

Notes for the Editor

1. Pearson is a world leading education and information company. From pre-school to college, early learning to professional certification, Pearson textbooks, multimedia learning tools and assessment programmes help educate more than 100 million people worldwide - more than any other private enterprise. It is a global leader in electronic testing services, providing testing services for academic admissions, certification and licensure programmes, with a network of over 4,000 test centres in 145 countries. It is the leading provider of educational testing services in the US to schools, districts, states and the Federal Dept of Education, and through its Student Information Systems, provides assessment, reporting and business solutions to over 25m students in over 29,000 schools. In the UK, it offers academic and vocational qualifications and testing to more than 25,000 schools, colleges and employers in over 100 countries worldwide, and delivers 9.4m exam scripts each year, with 3.8m marked on-screen in 2006.

*2. The University of Oxford's Department of Education changed its name from the Department of Educational Studies in early February

Oxford's Department of Education has a leading reputation for its work in child learning, comparative and international education, professional education, teacher education, and e-learning. The staffing of the Department and its number of graduate students is expanding: last year it appointed five new professors, established five new lecture-ships and attracted funding for four post-doctoral positions. It is led by Professor John Furlong.

Ofsted and the TDA have consistently rated the Department as the highest quality provider in England for the training of secondary school teachers.

3. Pearson's international development work in the area of educational assessment and standards for general, vocational and professional learning is led by Professor Jim Tognolini, Director, Pearson Research and Assessment based in Sydney.

Pearson 2006 Preliminary results

26 February 2007



Pearson announced its 2006 Preliminary Results on Monday 26th February, 2007.

Download an electronic (html) version of the press release here.

Download the full press release and financials in PDF format here.

UK Presentation

Marjorie Scardino, CEO and Robin Freestone, CFO, hosted a results presentation for analysts and investors at 09:00 (GMT).

A replay of this event is available here.

Click here for a PDF version of the presentation slides.

US Conference call

A conference call for US investors was held at 15.00 (GMT) / 10.00 (EST) today.

A replay of the conference call is available here.

Video interviews

Click here to download video interviews with Marjorie Scardino, CEO and Robin Freestone, CFO.

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press release

PEARSON

26 February 2007

PEARSON 2006 PRELIMINARY RESULTS

- **Record results.** Pearson reports its highest ever operating profits (adjusted operating profit up 15% to £592m), earnings (adjusted eps up 18% to 40.2p) and cash (free cash flow up £2m to £433m).

- **Sustained growth and market share gains.** School sales up 6% and Higher Education sales up 4%, benefiting from leading position in content, assessment and technology; FT advertising revenues up 9%; Penguin sales up 3% despite tough consumer publishing market.

- **Stronger margins and double-digit profit growth in all businesses.** Pearson margin up a percentage point to 13.4%. Education margin up to 14.1% and profits up 12%; FT Group margin up to 17.3% and profits up 18%; Penguin margin up to 7.8% and profits up 22%.

- **Higher returns.** Return on invested capital up to 8.0% (from 6.7% in 2005), above Pearson's weighted average cost of capital; dividend increased by 8.5% to 29.3p, the largest increase for a decade.

Marjorie Scardino, chief executive, said: "This is another strong set of results. We have built market-leading businesses and invested consistently in their content, technology and international expansion. That strategy is paying off with sustained growth in sales, margins, earnings and returns, and we expect 2007 to be another good year."

£ millions	2006	2005	Headline growth	Underlying growth
Business performance				
Sales	**4,423**	4,096	8%	4%
Adjusted operating profit	**592**	506	17%	15%
Adjusted profit before tax	**502**	422	19%	--
Adjusted earnings per share	**40.2p**	34.1p	18%	--
Operating cash flow	**575**	570	1%	--
Free cash flow	**433**	431	--	--
Return on invested capital	**8.0%**	6.7%	1.3 ppts	0.6 ppts
Net debt	**1,059**	996	(6)%	--
Statutory results				
Sales	**4,137**	3,808	9%	
Operating profit	**540**	516	5%	--
Profit before tax	**466**	446	4%	--
Basic earnings per share	**55.9p**	78.2p	(29)%	--
Basic earnings per share – continuing	**54.1p**	38.9p	39%	--
Cash generated from operations	**621**	653	(5)%	--
Dividend per share	**29.3p**	27.0p	8.5%	--

Throughout this statement, we refer to business performance measures for total operations (including Government Solutions) and growth rates on an underlying basis (ie excluding currency movements and portfolio changes) unless otherwise stated. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 5, 7, 12, 14 and 15. Profit measures within business performance are presented on an adjusted basis to exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation and adjustment of acquired intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS39) and other currency movements (under IAS21).

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

2006 OVERVIEW

Pearson's three key financial measures are adjusted earnings per share, free cash flow and return on invested capital. In 2006, adjusted EPS and free cash flow reached record levels, and our return on invested capital increased from 6.7% in 2005 to 8.0%, above our weighted average cost of capital of 7.7%.

Pearson's sales increased by 4% to £4.4bn and adjusted operating profit was up 15% to a record £592m. All parts of Pearson contributed, with good sales growth, further margin improvement and double-digit profit increases in each business. Adjusted earnings per share were 40.2p, up 18%.

Operating cash flow increased by £5m to £575m and free cash flow by £2m to £433m. Cash conversion was strong at 97% of operating profit (even after an exceptional 113% cash conversion rate in 2005). The ratio of average working capital to sales at Pearson Education and Penguin improved by 1.1% points to 26.3%.

Statutory results show an increase in operating profit to £540m (£516m in 2005). Basic earnings per share were 55.9p (compared with 78.2p in 2005, which included the £302m profit on the sale of Recoletos). Net debt rose by £63m to £1,059m (from £996m in 2005).

During the year, we completed a series of bolt-on acquisitions in Education (including Promissor, PBM, National Evaluation Systems, PowerSchool and Chancery) and the FT Group (Quote.com and Mergermarket). Our total investment in acquisitions in 2006 was £363m. Together, these acquisitions contributed £147m of sales and £17m of operating profit to our 2006 results (after integration costs, which are expensed).

In December 2006 we announced the sale of Government Solutions to Veritas Capital for $560m in cash, $40m in preferred stock and a 10% interest in the company. In 2006 Government Solutions contributed £286m of sales and £22m of operating profit to Pearson. The sale was completed on 15 February 2007. As part of our plan to reduce our UK pension deficit, we will inject £100m of the cash proceeds from the sale of Government Solutions into our UK pension scheme during 2007.

The board is proposing a dividend increase of 8.5% to 29.3p, the largest increase for a decade. Subject to shareholder approval, 2006 will be Pearson's 15th straight year of increasing our dividend above the rate of inflation, and in the past five years alone we have returned approximately £1bn ($1.8bn) to shareholders through the dividend.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

2007 OUTLOOK

We expect 2007 to be another good year for Pearson, with continued margin improvement and growth ahead of our markets. We expect to achieve good underlying earnings growth, cash conversion ahead of our 80% threshold, and a further increase in return on invested capital. At this early stage in the year our outlook is:

- *Pearson Education* (65% of 2006 sales; 68% of operating profit). We expect School to achieve underlying sales growth in the 4-6% range; Higher Education to grow in the 3-5% range; and Professional sales to be broadly level with 2006. We expect margins to improve again in School and Professional, and to be stable in Higher Education.

- *Penguin* (19% of sales; 11% of operating profit) expected to improve margins further, as its publishing investment and efficiency programmes continue to bear fruit.

- *Financial Times Group* (16% of sales; 21% of operating profit) expected to continue its strong profit growth. At FT Publishing, advertising trends remain difficult to predict, but we expect our cost measures, integration actions and revenue diversification to push margins into double digits in 2007. IDC has stated that it expects to achieve revenue growth in the 6-9% range and net income growth in the high single-digits to low double-digits (headline growth under US GAAP).

Interest. Our interest charge in 2007 will reflect the receipt of the sale proceeds from Government Solutions, a £100m cash payment into our UK pension scheme and higher interest rates.

Tax. For 2007, we expect our effective tax rate on adjusted earnings to be in the 28-30% range (compared with our 2006 rate of 30.9%). Our tax position benefits from deductions relating to amortisation of goodwill arising on acquisitions, and from 2007 we will reflect those deductions in adjusted earnings. The amount of tax paid (£59m in 2006) is not affected.

Exchange rates. Pearson generates about two-thirds of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2006 was £1:$1.84) would have an impact of approximately 1p on adjusted earnings per share.

Dividends. In recent years, our dividend policy has been to increase the dividend ahead of the rate of inflation. Looking ahead, the Board expects to raise the dividend more in line with earnings growth, while building our dividend cover towards two times earnings.

For more information:

Luke Swanson / Simon Mays-Smith/ Deborah Lincoln + 44 (0) 20 7010 2310

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (GMT) and available for replay from 12.00 (GMT) via www.pearson.com.

We are holding a conference call for US investors at 15.00 (GMT) / 10.00 (EST). To participate please dial in on +1 718 354 1175 (inside the US) or +44 20 8974 7900 (outside the US), participant code 476378. The call will be available for replay at www.pearson.com .

Video interviews with Marjorie Scardino and Robin Freestone are available at www.pearson.com; high resolution photographs are available for the media at www.newscast.co.uk.

BUSINESS PERFORMANCE

£ millions	2006	2005	Headline growth	Underlying growth
Sales				
School	1,455	1,295	12%	6%
Higher Education	795	779	2%	4%
Professional*	627	589	6%	3%
Pearson Education	*2,877*	*2,663*	*8%*	*4%*
FT Publishing	366	332	10%	8%
IDC	332	297	12%	4%
FT Group	*698*	*629*	*11%*	*6%*
Penguin	848	804	5%	3%
Total	*4,423*	*4,096*	*8%*	*4%*
Adjusted operating profit				
School	184	147	25%	17%
Higher Education	161	156	3%	3%
Professional*	60	45	33%	29%
Pearson Education	*405*	*348*	*16%*	*12%*
FT Publishing	32	21	52%	52%
IDC	89	80	11%	9%
FT Group	*121*	*101*	*20%*	*18%*
Penguin	66	60	10%	22%
Total	*592*	*509*	*16%*	*15%*
Recoletos	--	(3)		
Total	*592*	*506*	*17%*	*15%*

* includes Government Solutions

SCHOOL

RECORD RESULTS: SALES UP 6%; PROFITS UP 17%; MARGINS UP BY 1.2% PTS TO 12.6%

£ millions	2006	2005	Headline growth	Underlying growth
Sales	1,455	1,295	12%	6%
Adjusted operating profit	184	147	25%	17%

Significant share gains in US School publishing

- Pearson US School publishing up 3%, against an industry decline of 6% (source: Association of American Publishers), as we benefit from our sustained investment in new basal programmes and innovative digital services.

- Pearson takes the leading share of the new adoption market: 30% of the total market and 33% where we competed. #1 or #2 market share in reading, maths, science and social studies. Total new adoption opportunity of approximately $670m in 2006, down from $900m in 2005.

- Innovative digital programme for California takes #1 position and a 43% market share in elementary social studies. Digital curriculum services being developed for new adoptions.

- US School new adoption market expected to grow strongly over the next three years (estimated at $760m in '07; $900m in '08; $950m in '09).

Strong growth and continued share gains in school testing

- US School testing sales up in the high single digits (after 20%+ growth in 2005), benefiting from further contract wins, market share gains and leadership in onscreen marking, online testing and embedded (formative) assessment.

- Acquisition of National Evaluation Systems (NES), the leading provider of customised assessments for teacher certification in the US, with testing programmes in 16 states including Florida (won in 2006) and California (renewed in 2006). NES expands our testing capabilities in an attractive adjacent market.

School technology business broadened

- Acquisition of Chancery and PowerSchool enhances our leading position in the US Student Information Systems (SIS) market. Integration on track and good growth prospects as schools upgrade information systems to manage and report data on student attendance and performance.

- Organic growth and margin improvement continues in digital curriculum business, Pearson Digital Learning. Continued investment in new generation digital products to meet demands of school districts for personalised classroom learning.

- Four product nominations in six categories, more than any other education company, for the Software and Information Industry Association 'Codie' awards. The products are: *Prosper*, a formative assessment tool for 'at-risk' students; *Write to Learn*, a web-based tool for learning to read and write; *Chancery SMS*, a student information system for middle and large school districts; and *California History-Social Studies*.

Good growth in international school

- International testing businesses continue to benefit from technology leadership. In the UK, we have marked over 9 million GCSE, AS and A-Level scripts on screen. In 2007 we will roll out *Results Plus* across the UK, providing students, teachers and parents with online access to question-level examination performance data.

- In school publishing, UK launch of ActiveTeach technology provides multimedia resources for maths and science teaching and brings market share gains. Market-leading school companies in Hong Kong and South Africa outperform their markets.

- Acquisition of Paravia Bruno Mondadori (PBM), one of Italy's leading education publishers. Good progress in integrating publishing, sales and marketing, distribution and back office operations with our existing Italian business, and in sharing content and technology.

- Successful launch of regional adaptations of *English Adventure* (with Disney), our worldwide English Language Training programme for elementary schools, in Asia and Latin America.

HIGHER EDUCATION

RECORD RESULTS: SALES UP 4%; PROFITS UP 3%; MARGINS UP BY 0.3% PTS TO 20.3%

£ millions	2006	2005	Headline growth	Underlying growth
Sales	795	779	2%	4%
Adjusted operating profit	161	156	3%	3%

Steady growth momentum

- US Higher Education up 4%; ahead of the industry once again.

- Over the past eight years, Pearson US Higher Education has grown at an average annual rate of 7%, compared to the industry's average growth rate of 4%.

Rapid growth in online learning and custom publishing

- Approximately 4.5m US college students using one of our online programmes. Of these, approximately 2.3m (up almost 30% on 2005) register for an online course on one of our 'MyLab' online homework and assessment programmes.

- 16 subject-specific 'MyLab' online homework and assessment programmes now available supporting more than 200 titles. Research studies show significant gains in student success rates and productivity improvements for institutions.

- Strong market share, student performance and institutional productivity gains in college maths, supported by MyMathLab.

- In psychology and economics, two of the three largest markets in US higher education, Pearson publishes successful first edition bestsellers: Cicarrelli's *Psychology* together with MyPyschLab and Hubbard's *Economics* together with MyEconLab. Cicarrelli's *Psychology* increases Pearson's market share by 3% to 25% and is the bestselling launch of a first edition in the discipline in the past decade.

- Continued strong double digit growth in custom publishing – which builds customised textbooks and online services around the courses of individual faculties or professors.

Good progress in international markets

- Good growth in local language publishing programmes. Increasing focus on custom publishing and technology based assessment services with the MyLab suite of products.

PROFESSIONAL

RECORD RESULTS: SALES UP 3%; PROFITS UP 29%; MARGINS UP BY 2.0% PTS TO 9.6%

£ millions	2006	2005	Headline growth	Underlying growth
Sales	627	589	6%	3%
Adjusted operating profit	60	45	33%	29%

Note: includes Government Solutions

Professional Testing: rapid organic sales and profit growth

- Professional Testing sales up more than 30% in 2006 (and have doubled over the past two years). Approximately 4m secure online tests delivered in more than 5,000 test centres worldwide in 2006.
- Successful start-up of the worldwide Graduate Management Admissions Test. 220,000 examinations delivered in 400 test centres in 96 countries, in first year of new contract.
- Professional Testing moves from around breakeven in 2005 to profitability in 2006.
- Successful integration of Promissor, acquired in January 2006. Combination brings together two leading international professional testing companies and takes Pearson into new US state and federal regulatory markets.

Professional publishing: further margin improvement

- Technology publishing profits up as further cost actions offset continued industry weakness.
- Strong performance from Wharton School Publishing and FTPress imprints, aided by Pearson's global distribution and strong retail relationships. 41 titles published in 2006 including Jerry Porras, Stewart Emery and Mark Thompson's *Success Built To Last* (the sequel to *Built To Last*) and Jeffrey Gitomer's *The Little Red Book of Sales Answers, The Little Gold Book of Yes Attitude.* Three *Wall Street Journal* business bestsellers, two *BusinessWeek* bestsellers and one *New York Times* bestseller in 2006.

Government Solutions: sale completed in February 2007

- Sale of Government Solutions to Veritas Capital for $560m in cash, $40m in preferred stock and a 10% interest in the company completed on 15 February 2007.
- Government Solutions contributed £286m of sales and £22m of operating profit to Pearson in 2006.

FT PUBLISHING

GOOD SALES MOMENTUM AND SIGNIFICANT PROFIT IMPROVEMENT: SALES UP 8%; PROFITS UP 52%; MARGINS UP BY 2.4% PTS TO 8.7%

£ millions	2006	2005	Headline growth	Underlying growth
Sales	366	332	10%	8%
Adjusted operating profit	32	21	52%	52%

Continued growth and profit improvement at the *Financial Times* and FT.com

- FT newspaper and FT.com sales up 8% to £238m; £9m profit improvement to £11m.
- FT advertising revenues up 9% with rapid growth in online, luxury goods and corporate finance categories, all up more than 30%.
- FT's worldwide circulation up 1% to 430, 469 (Source: ABC, average for six months to December 2006). FT.com's paying subscribers up 7% to 90,000 and December audience up 29% to 4.2m.
- Growing international presence and readership. 47% growth in readership in the US Mendelsohn Affluent Survey and 26% growth in the Asian Business Readership Survey. The FT ranked number one European business title in Europe for the fifteenth time (European Business Readership Survey).
- Continued benefits of international expansion: approximately three-quarters of the FT's advertising booked in two or more international editions; almost half of the FT's advertising booked for all four editions worldwide.
- 'New newsroom' creates an integrated multi-media newsroom, improving commissioning, reporting, editing and production efficiency, and providing further cost savings.

Sustained progress across FT Publishing

- Acquisition and integration of Mergermarket, an online financial data and intelligence provider. On a pro forma basis, Mergermarket's revenues grew 80% in 2006, with 90% customer renewals. Margins improving as expected in spite of significant investment in new products and geographic markets.
- FT Business shows good growth and improves margins driven by strong performance in events, UK retail finance titles (*Investment Adviser*, *Financial Adviser*) and internationally by *The Banker*, which celebrated its 80th year. FT Business integrated with the *Financial Times* early in 2007.
- *Les Echos* achieves modest circulation (average circulation of 119,117) and advertising growth in a weak market ahead of the 2007 French presidential elections; *FT Deutschland* outperforms the German newspaper market once again, increasing circulation 2% to 104,000.
- *The Economist*, in which Pearson owns a 50% stake, increases its circulation by 9% to 1.2m (for the July-December ABC period).

INTERACTIVE DATA CORPORATION (NYSE:IDC)

RECORD RESULTS: SALES UP 4%; PROFITS UP 9%; MARGINS STABLE AT 26.8%

£ millions	2006	2005	Headline growth	Underlying growth
Sales	332	297	12%	4%
Adjusted operating profit	89	80	11%	9%

Faster organic growth

- FT Interactive Data, IDC's largest business (approximately two-thirds of IDC revenues), generates strong, consistent growth in North America and Europe.
- Improving momentum at ComStock and eSignal. Comstock enjoys good new sales progress with institutional clients and lower cancellation levels. eSignal produces continued growth in its base of direct subscription terminals.
- Renewal rates for IDC's institutional businesses remain at around 95%.

Continued focus on high value services

- FT Interactive Data's growth driven by sustained demand for fixed income evaluated pricing services and related reference data. Continues to expand its market coverage, adding independent valuations of credit default swaps and other derivative securities
- CMS BondEdge launches fixed income analytical data feed service. Enables CMS BondEdge to deliver new applications for sophisticated risk measures.
- ComStock real-time services power algorithmic trading applications. ComStock's highly reliable, low-latency consolidated data-feed service supports increasingly sophisticated institutional electronic trading applications.
- IDC divisions unified under the Interactive Data brand to emphasise the breadth of its comprehensive range of products and services across the front, middle and back offices of customers.

Further expansion into adjacent markets

- Following the acquisition of IS.Teledata (re-branded Interactive Data Managed Solutions in July 2006), IDC now provides customised, web-based financial information systems for retail banking and private client applications as well as for infomedia portals and online brokers.
- The acquisition of Quote.com in March 2006, which expanded eSignal's suite of real-time market data platforms and analytics, added two financial websites. As a result, eSignal is generating strong growth in online advertising.
- Interactive Data Managed Solutions and Quote.com contribute over $50 million to IDC's 2006 revenue.

PENGUIN

GOOD SALES GROWTH AND SIGNIFICANT PROFIT INCREASE:
SALES UP 3%; PROFITS UP 22%; MARGINS UP BY 0.3% PTS TO 7.8%

£ millions	2006	2005	Headline growth	Underlying growth
Sales	848	804	5%	3%
Adjusted operating profit	66	60	10%	22%

Record literary success and bestseller performance

- Record number of bestsellers for record number of weeks - Penguin US places 139 books on *The New York Times* bestseller list, 10 more than in 2005, and keeps them there for 809 weeks overall, up 119 weeks from 2005; Penguin UK places 59 titles in the BookScan Top Ten bestseller list, up 5 from 2005, and keeps them there for 361 weeks, up 42 weeks from 2005.
- Penguin authors win a large number of prestigious literary awards including: a Pulitzer Prize for Fiction (*March* by Geraldine Brooks); a National Book Critics Circle Award (*THEM: A Memoir of Parents* by Francine du Plessix Gray); the Michael L. Printz award (*Looking for Alaska* by John Green); the Whitbread Book of the Year Award (*Matisse the Master* by Hilary Spurling); the Orange Prize for Fiction (*On Beauty* by Zadie Smith); and the Man Booker Prize (*The Inheritance of Loss* by Kiran Desai).
- Penguin UK's focus on fiction rewarded with a substantial increase in market share, led by Marina Lewycka's *A Short History of Tractors in Ukrainian.*
- Penguin US premium paperback format continues to accelerate revenue growth and improves profitability in the important mass market category. Strong performance from paperbacks with Penguin authors holding the #1 position on *The New York Times* paperback fiction list for a record 22 successive weeks.

Continued focus on quality and efficiency

- Pearson-wide renegotiation of major global paper, print and binding contracts brings cost savings in 2006 and beyond.
- Integration of Australia and New Zealand warehouses and back office operations produces further scale benefits.
- Investment in India as a pre-production and design centre for reference titles.

Strong international growth

- Penguin India, which celebrates its 20th anniversary in 2007, continues its rapid growth and extends its market leadership. Penguin authors win all the prizes in India's national book awards: Vikram Chandra in fiction for *Sacred Games,* Vikram Seth in non-fiction for *Two Lives* and Kiran Desai in readers' choice for *The Inheritance of Loss.*
- Penguin China continues to acquire rights to between four and six Chinese titles each year, following acquisition of Jian Rong's *Wolf Totem,* due to be published in English in 2008. Penguin enters the Chinese market with the launch of ten translated Penguin Classic titles in 2007.
- Penguin South Africa grows strongly in 2006 and continues to increase market share.

Investing in digital to engage consumers

- Strong growth in online revenues and unique visitors to Penguin and DK websites.

- Penguin leading the market in developing new content creation and distribution models. In 2006 Penguin won the Revolution Award for Best Brand Building using Digital Channels and the Neilsen Nibbie for Innovation in the Book Business for the Penguin Remixed competition and the Penguin Podcast. These two initiatives have been followed by further campaigns including the launch of the acclaimed Penguin Blog, Penguin's presence in Second Life and the recent wiki-novel, *A Million Penguins*, which hosted 60,000 unique visitors in its first week. DK Travel content made available on MSN and Rough Guides distributed through mobile phones.

- Subscribers to Penguin and DK opt-in newsletters building rapidly, allowing Penguin consumers to personalise areas of interest and strengthening relationship with Penguin brand.

- Jamie Oliver's 'Cookcast' was the first ever live streamed cookery webcast and one of the most successful webcasts ever in the UK.

Strong 2007 publishing schedule

- Strong list of new titles for 2007 from bestselling and new authors including Alan Greenspan, Khaled Hosseini, Jamie Oliver, Al Gore, Jeremy Clarkson, Patricia Cornwell, Marina Lewycka and Naomi Klein.

FINANCIAL REVIEW

Operating profit

Total adjusted operating profit increased by £86m or 17% to £592m in 2006 from £506m in 2005. Adjusted operating profit excludes amortisation and adjustment of acquired intangibles and other gains and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations. For the purposes of our adjusted operating profit we add back the profits from discontinued operations. In 2006 these relate to the disposal of the Group's interest in Government Solutions and in 2005 to the disposals of Government Solutions and Recoletos.

Statutory operating profit increased by £24m or 5%. This was a lower increase than seen in the adjusted operating profit due to an increased intangible amortisation charge and the absence of the Marketwatch profit on disposal recorded in 2005.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance income relating to pension schemes. Net interest payable in 2006 was £94m, up from £77m in 2005. Although we were partly protected by our fixed rate policy, the strong rise in average US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group's borrowings in US dollars, euros and sterling at the year end) rose by 1.5% to 4.9%. Combining the rate rise with an increase in the Group's average net debt of £40m, the Group's average net interest rate payable rose by 1.1% to 7.0%. In 2006 the net finance income relating to pension schemes was an income of £4m compared to a cost of £7m in the previous year, giving an overall net finance cost of £90m in 2006 compared to £84m in 2005.

Taxation

The tax rate on adjusted earnings increased slightly from 30.3% in 2005 to 30.9%. Our overseas profits, which arise mainly in the US, are generally subject to tax rates which are higher than the UK Corporation Tax rate of 30%. But this factor was again offset by releases of provisions following further progress in agreeing our tax affairs with the authorities and reassessment of the provisions required for uncertain items.

The reported tax charge on a statutory basis of £11m represents just over 2% of reported profits. This low rate was mainly accounted for by two factors. First, in the light of the announcement of the disposal of Pearson Government Solutions, we have recognised a deferred tax asset in relation to capital losses in the US where previously we were not confident that the benefit of the losses would be realised prior to their expiry. Second, in the light of our trading performance in 2006 and our strategic plans together with the expected utilisation of US trading losses in the Government Solutions sale, we have re-evaluated the likely utilisation of operating losses both in the US and the UK; this has enabled us to increase the amount of the deferred tax asset carried forward in respect of such losses. The combined effect of these two factors was to create a non-recurring credit of £127m.

Minority interests

Following the disposal of our 79% holding in Recoletos and the purchase of the 25% minority stake in Edexcel in 2005, our minority interests now comprise mainly the minority share in IDC. In January 2006 we increased our stake in IDC to 62%, reducing the minority interest from 39% to 38%.

Dividends

The dividend accounted for in our 2006 financial statements totalling £220m, represents the final dividend (17.0p) in respect of 2005 and the 2006 interim dividend of 10.5p. We are proposing a final dividend for 2006 of 18.8p, bringing the total paid and payable in respect of 2006 to 29.3p, an 8.5% increase on 2005. This final 2006 proposed dividend was approved by the board in February 2007, is subject to shareholder approval at the forthcoming AGM and will be charged against 2007 profits. For 2006, the dividend is covered 1.4 times by adjusted earnings.

Condensed consolidated income statement
for the year ended 31 December 2006
Unaudited

all figures in £ millions	note	2006	2005
Continuing operations			
Sales	2	4,137	3,808
Cost of goods sold		(1,917)	(1,787)
Gross profit		2,220	2,021
Operating expenses		(1,704)	(1,559)
Other net gains and losses	3	-	40
Share of results of joint ventures and associates		24	14
Operating profit	2	540	516
Finance costs	4	(133)	(132)
Finance income	4	59	62
Profit before tax	5	466	446
Income tax	6	(11)	(116)
Profit for the year from continuing operations		455	330
Discontinued operations			
Profit for the year from discontinued operations	8	14	314
Profit for the year		469	644
Attributable to:			
Equity holders of the Company		446	624
Minority interest		23	20

Earnings per share from continuing and discontinued operations			
Basic	7	55.9p	78.2p
Diluted	7	55.8p	78.1p
Earnings per share from continuing operations			
Basic	7	54.1p	38.9p
Diluted	7	54.0p	38.8p

The results are presented under IFRS (see note 1).

Condensed consolidated statement of recognised income and expense

for the year ended 31 December 2006

Unaudited

all figures in £ millions	note	2006	2005
Net exchange differences on translation of foreign operations		**(417)**	327
Actuarial gains on defined benefit pension and post retirement medical schemes		**107**	26
Taxation on items charged to equity		**12**	12
Net (expense) / income recognised directly in equity		**(298)**	365
Profit for the year		**469**	644
Total recognised income and expense for the year		**171**	1,009
Attributable to:			
Equity holders of the Company	13	**148**	989
Minority interest		**23**	20
Effect of transition adjustment on adoption of IAS 39			
Attributable to:			
Equity holders of the Company		**-**	(12)

Condensed consolidated balance sheet
as at 31 December 2006
Unaudited

all figures in £ millions	note	2006	2005
Non-current assets			
Property, plant and equipment		348	384
Intangible assets	11	3,581	3,854
Investments in joint ventures and associates		20	36
Deferred income tax assets		417	385
Financial assets - Derivative financial instruments		36	79
Other financial assets		17	18
Other receivables		124	108
		4,543	4,864
Current assets			
Intangible assets – pre-publication		402	426
Inventories		354	373
Trade and other receivables		953	1,031
Financial assets – Derivative financial instruments		50	4
Financial assets – Marketable securities		25	-
Cash and cash equivalents (excluding overdrafts)		592	902
		2,376	2,736
Non-current assets classified as held for sale		294	-
Total assets		7,213	7,600
Non-current liabilities			
Financial liabilities – Borrowings		(1,148)	(1,703)
Financial liabilities – Derivative financial instruments		(19)	(22)
Deferred income tax liabilities		(245)	(204)
Retirement benefit obligations		(250)	(389)
Provisions for other liabilities and charges		(29)	(31)
Other liabilities		(162)	(151)
		(1,853)	(2,500)
Current liabilities			
Trade and other liabilities		(998)	(974)
Financial liabilities – Borrowings		(595)	(256)
Current income tax liabilities		(74)	(104)
Provisions for other liabilities and charges		(23)	(33)
		(1,690)	(1,367)
Liabilities directly associated with non-current assets held for sale		(26)	-
Total liabilities		(3,569)	(3,867)
Net assets		3,644	3,733
Share capital		202	201
Share premium		2,487	2,477
Treasury shares		(189)	(153)
Reserves		976	1,039
Total equity attributable to equity holders of the Company		3,476	3,564
Minority interest		168	169
Total equity	13	3,644	3,733

Condensed consolidated cash flow statement

for the year ended 31 December 2006
Unaudited

all figures in £ millions	note	2006	2005
Cash flows from operating activities			
Cash generated from operations	14	621	653
Interest paid		(106)	(101)
Tax paid		(59)	(65)
Net cash generated from operating activities		456	487
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(363)	(246)
Acquisition of joint ventures and associates		(4)	(7)
Purchase of property, plant and equipment (PPE)		(68)	(76)
Proceeds from sale of PPE		8	3
Purchase of intangible assets		(29)	(24)
Purchase of other financial assets		-	(2)
Disposal of subsidiaries, net of cash disposed		10	376
Disposal of joint ventures and associates		-	54
Interest received		24	29
Dividends received from joint ventures and associates		45	14
Net cash (used in) / generated from investing activities		(377)	121
Cash flows from financing activities			
Proceeds from issue of ordinary shares		11	4
Purchase of treasury shares		(36)	(21)
Proceeds from borrowings		84	-
Liquid resources acquired		(24)	-
Repayment of borrowings		(145)	(79)
Finance lease principal payments		(3)	(3)
Dividends paid to Company's shareholders		(220)	(205)
Dividends paid to minority interests		(15)	(17)
Net cash used in financing activities		(348)	(321)
Effects of exchange rate changes on cash and cash equivalents		(44)	13
Net (decrease) / increase in cash and cash equivalents		(313)	300
Cash and cash equivalents at the beginning of the year		844	544
Cash and cash equivalents at the end of the year		531	844

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with EU-adopted International Financial Reporting Standards (IFRS) and IFRIC interpretations.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2005 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2005 Annual Report.

The 2005 Annual Report refers to new standards effective from 1 January 2006. None of these standards have had a material impact in these financial statements.

This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2006, which will be approved by the Board of Directors and reported on by the auditors in March 2007. Accordingly, the financial information for 2006 is presented unaudited.

The financial information for the year ended 31 December 2005 has been extracted from the full financial statements. The Auditors' report on the full financial statements for the year ended 31 December 2005 was unqualified and did not contain statements under section 237 (2) of the United Kingdom Companies Act 1985 (regarding the adequacy of accounting records and returns), or under 237 (3) (regarding provision of necessary information and explanations).

2. Segment information

The Group is organised into five primary business segments: School, Higher Education, Penguin, Financial Times Publishing and Interactive Data Corporation (IDC). Our remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.

all figures in £ millions	2006	2005
Sales		
School	1,455	1,295
Higher Education	795	779
Professional	341	301
Pearson Education	2,591	2,375
FT Publishing	366	332
IDC	332	297
FT Group	698	629
Penguin	848	804
Total sales – continuing operations	4,137	3,808
Discontinued operations – Government Solutions	286	288
Adjusted sales	4,423	4,096
Adjusted operating profit		
School	184	147
Higher Education	161	156
Professional	38	25
Pearson Education	383	328
FT Publishing	32	21
IDC	89	80
FT Group	121	101
Penguin	66	60
Adjusted operating profit – continuing operations	570	489
Adjusted operating profit – discontinued operations	22	17
Total adjusted operating profit	592	506
Adjusted operating profit – continuing operations	570	489
Amortisation and adjustment of acquired intangibles	(35)	(11)
Other gains and losses (including associates)	4	40
Other net finance costs of associates	1	(2)
Operating profit	540	516

Adjusted sales include sales from discontinued operations held throughout the current and previous year. In our adjusted operating profit, we have excluded amortisation of acquired intangibles, other net gains and losses and other net finance costs of associates. The amortisation and adjustment of acquired intangibles is not considered to be fully reflective of the underlying performance of the Group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year. Other net finance costs of associates are the equivalent of the Company's own net finance costs that are excluded in adjusted earnings (see note 4). discontinued operations in 2006 relate to the disposal of the Group's interest in Government Solutions and in 2005 to both the disposal of Government Solutions and Recoletos (see note 8).

3. Other net gains and losses

all figures in £ millions	2006	2005
Profit on sale of interest in MarketWatch	-	40
Total other net gains and losses	-	40

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations.

4. Net finance costs

all figures in £ millions	2006	2005
Net interest payable	(94)	(77)
Finance income / (costs) re employee benefits	4	(7)
Net foreign exchange gains	19	12
Other (losses) / gains on financial instruments in a hedging relationship:		
- fair value hedges	-	-
- net investment hedges	(2)	3
Other gains / (losses) on financial instruments not in a hedging relationship:		
- amortisation of transitional adjustment on bonds	8	7
- derivatives	(9)	(8)
Net finance costs	(74)	(70)
Finance costs	(133)	(132)
Finance income	59	62
Net finance costs	(74)	(70)
Analysed as:		
Net interest payable	(94)	(77)
Finance income / (costs) re employee benefits	4	(7)
Net finance costs reflected in adjusted earnings	(90)	(84)
Other net finance income	16	14
Net finance costs	(74)	(70)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These gains and losses may not be realised in due course as it is normally the intention to hold these instruments to maturity. The increased volatility has been introduced as a result of adopting IAS 39 'Financial Instruments: Recognition and Measurement' as at 1 January 2005.

5. Profit before tax

all figures in £ millions	2006	2005
Profit before tax	**466**	446
Add back: amortisation and adjustment of acquired intangibles (see note 2)	35	11
Add back: other net gains and losses (including associates) (see note 2)	(4)	(40)
Add back: other net finance costs of associates (see note 2)	(1)	2
Add back: other net finance income (see note 4)	(16)	(14)
Adjusted profit before tax - continuing operations	480	405
Adjusted profit before tax - discontinued operations	22	17
Total adjusted profit before tax	**502**	422

6. Income tax

all figures in £ millions	2006	2005
Income tax charge	**(11)**	(116)
Add back: tax benefit on amortisation of acquired intangibles	(10)	(4)
Add back: tax benefit on other gains and losses	(4)	(4)
Add back: tax charge on other finance income	5	3
Add back: tax benefit on recognition of tax losses	(127)	-
Adjusted income tax charge - continuing operations	(147)	(121)
Adjusted income tax charge - discontinued operations	(8)	(7)
Total adjusted income tax charge	**(155)**	(128)
Tax rate reflected in adjusted earnings	**30.9%**	30.3%

Included within the income tax charge is an amount of £15m (2005: £26m) relating to UK tax. The Group has excluded from its adjusted earnings tax benefits from the recognition of its capital and trading losses (£127m) which, due to their size and non-recurring nature are not considered to be fully reflective of the underlying tax rate of the Group.

7. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable if applicable to account for any tax consequences that might arise from conversion of those shares.

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

all figures in £ millions	2006	2005
Earnings	**446**	624
Adjustments to exclude profit for the year from discontinued operations:		
Profit for the year from discontinued operations	**(14)**	(314)
Earnings – continuing operations	**432**	310
Earnings	**446**	624
Adjustments:		
Amortisation and adjustment of acquired intangibles	**35**	11
Other gains and losses (including associates)	**(4)**	(40)
Other net finance (income) / costs of associates	**(1)**	2
Other net finance income (see note 4)	**(16)**	(14)
Profit on sale of discontinued operations (see note 8)	**-**	(306)
Taxation on above items	**(9)**	(3)
Recognition of tax losses	**(127)**	-
Minority interest share of above items	**(3)**	(2)
Adjusted earnings	**321**	272
Weighted average number of shares (millions)	**798.4**	797.9
Effect of dilutive share options (millions)	**1.5**	1.1
Weighted average number of shares (millions) for diluted earnings	**799.9**	799.0
Earnings per share from continuing and discontinued operations		
Basic	**55.9p**	78.2p
Diluted	**55.8p**	78.1p
Earnings per share from continuing operations		
Basic	**54.1p**	38.9p
Diluted	**54.0p**	38.8p
Adjusted earnings per share	**40.2p**	34.1p

8. Discontinued operations

Discontinued operations in 2006 relate to the sale of Pearson's wholly owned subsidiary, Government Solutions Inc., on 15 February 2007. The results of Government Solutions have been included in discontinued operations for both 2005 and 2006. Discontinued operations in 2005 also relate to the sale of Pearson's 79% interest in Recoletos Grupo de Communicación S.A. The results of Recoletos were consolidated for the period to 28 February 2005. Any profit or loss on the disposal of Government Solutions will be included in the 2007 results.

all figures in £ millions	**2006 Government Solutions**	2005 Government Solutions	2005 Recoletos	2005 Total
Sales	**286**	288	27	315
Operating profit / (loss)	**22**	20	(3)	17
Net finance income	**-**	-	-	-
Profit / (loss) before tax	**22**	20	(3)	17
Attributable tax (expense) / benefit	**(8)**	(8)	1	(7)
Profit on disposal of discontinued operations before tax	**-**	-	306	306
Attributable tax expense	**-**	-	(2)	(2)
Profit for the year from discontinued operations	**14**	12	302	314

9. Dividends

all figures in £ millions	**2006**	2005
Amounts recognised as distributions to equity holders in the year	**220**	205

The directors are proposing a final dividend of 18.8p per equity share, payable on 11 May 2007 to shareholders on the register at the close of business on 10 April 2007. This dividend has not been included as a liability as at 31 December 2006. An 18.8p final dividend represents a cash payment of £151m (2005: 17.0p or £136m).

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2006	2005
Average rate for profits	**1.84**	1.81
Period end rate	**1.96**	1.72

11. Intangible assets

all figures in £ millions	2006	2005
Goodwill	3,271	3,654
Other intangibles	310	200
Total intangibles	3,581	3,854

Pearson has made a number of acquisitions in the year to 31 December 2006 including: Mergermarket, a financial information company providing information to financial institutions, corporations and their advisors; Promissor, a computerised test provider focused on the regulatory market in the US; National Evaluation Systems, the leading provider of customised state assessments for teacher certification in the US and Paravia Bruno Mondadori, one of Italy's leading educational publishers. Net consideration paid for all acquisitions in the year to 31 December 2006 was £363m and provisional goodwill recognised was £246m. In total the acquisitions made in 2006 contributed an additional £147m of sales and £17m of operating profit.

12. Net debt

all figures in £ millions	2006	2005
Non current assets		
Derivative financial instruments	36	79
Current assets		
Derivative financial instruments	50	4
Marketable securities	25	-
Cash and cash equivalents	592	902
Non current liabilities		
Borrowings	(1,148)	(1,703)
Derivative financial instruments	(19)	(22)
Current liabilities		
Borrowings	(595)	(256)
Total net debt	(1,059)	(996)

13. Reconciliation of movements in equity

all figures in £ millions	2006	2005
Attributable to equity holders of the Company		
Total recognised income and expense for the period	148	989
Equity settled transactions	25	23
Shares issued	11	4
Cumulative translation adjustment disposed	-	(14)
Treasury shares purchased	(52)	(21)
Dividends to equity holders of the Company	(220)	(205)
Net movement for the period	(88)	776
Attributable to equity holders of the Company at the beginning of the year	3,564	2,800
Transition adjustment on adoption of IAS 39	-	(12)
Attributable to equity holders of the Company at the end of the year	3,476	3,564
Minority interests	168	169
Total equity	3,644	3,733

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

14. Cash flows

all figures in £ millions	2006	2005
Reconciliation of profit for the period to net cash generated from operations		
Profit for the year	469	644
Income tax	19	125
Depreciation and amortisation charges	135	109
Amortisation of pre-publication	210	192
Investment in pre-publication	(213)	(222)
Loss on sale of property, plant and equipment	2	-
Net finance costs	74	70
Profit on sale of subsidiaries and associates	-	(346)
Share of results of joint ventures and associates	(24)	(14)
Net foreign exchange (losses) / gains from transactions	(37)	39
Share-based payments	25	23
Inventories	(16)	(17)
Trade and other receivables	(60)	(4)
Trade and other liabilities	54	71
Provisions	(17)	(17)
Net cash generated from operations	621	653
Dividends from joint ventures and associates	45	14
Net purchase of PPE including finance lease principal payments	(63)	(75)
Purchase of intangibles	(29)	(24)
Add back: Cash spent against integration and fair value provisions	1	2
Operating cash flow	575	570
Operating tax paid	(59)	(65)
Operating finance charges paid	(82)	(65)
Operating free cash flow	434	440
Non-operating finance charges paid	-	(7)
Integration and fair value spend	(1)	(2)
Total free cash flow	433	431
Dividends paid (including tominorities)	(235)	(222)
Net movement of funds from operations	198	209

Included in net cash generated from operations is an amount of £20m (2005: £16m) relating to discontinued operations.

Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Following a review of accounting policies in 2006, the Group has reclassified investment in pre-publication assets as cash generated from operations. The 2005 number has been reclassified accordingly.

15. Adjusted income statement

all figures in £ millions	Income statement	Re-analyse discontinued operations – Government Solutions	Re-analyse discontinued operations – Recoletos	Other gains and losses	Amortisation/ adjustment of acquired intangibles	Other net finance costs	Recognition of tax losses	Adjusted income statement
				2006				
Sales	4,137	286	-	-	-	-	-	4,423
Gross profit	2,220	59	-	-	-	-	-	2,279
Operating expenses	(1,704)	(37)	-	-	35	-	-	(1,706)
Other net gains/losses	-	-	-	-	-	-	-	-
JVs and associates	24	-	-	(4)	-	(1)	-	19
Operating profit	540	22	-	(4)	35	(1)	-	592
Net finance costs	(74)	-	-	-	-	(16)	-	(90)
Profit before tax	466	22	-	(4)	35	(17)	-	502
Income tax	(11)	(8)	-	(4)	(10)	5	(127)	(155)
Profit for the year – continuing	455	14	-	(8)	25	(12)	(127)	347
Profit for the year – discontinued	14	(14)	-	-	-	-	-	-
Profit for the year	469	-	-	(8)	25	(12)	(127)	347
Minorities	(23)	-	-	-	(3)	-	-	(26)
Earnings	446	-	-	(8)	22	(12)	(127)	321
				2005				
Sales	3,808	288	-	-	-	-	-	4,096
Gross profit	2,021	53	27	-	-	-	-	2,101
Operating expenses	(1,559)	(33)	(30)	-	11	-	-	(1,611)
Other net gains/losses	40	-	306	(346)	-	-	-	-
JVs and associates	14	-	-	-	-	2	-	16
Operating profit	516	20	303	(346)	11	2	-	506
Net finance costs	(70)	-	-	-	-	(14)	-	(84)
Profit before tax	446	20	303	(346)	11	(12)	-	422
Income tax	(116)	(8)	(1)	(2)	(4)	3	-	(128)
Profit for the year – continuing	330	12	302	(348)	7	(9)	-	294
Profit for the year – discontinued	314	(12)	(302)	-	-	-	-	-
Profit for the year	644	-	-	(348)	7	(9)	-	294
Minorities	(20)	-	-	-	(2)	-	-	(22)
Earnings	624	-	-	(348)	5	(9)	-	272

Notification of Holdings in the Company
28 February 2007

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TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   PEARSON PLC

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (X)
   SEE ADDITIONAL INFORMATION

3. **Full name of person(s) subject to the notification obligation** (iii):
   LEGAL & GENERAL GROUP PLC

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   N/A

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   N/A

6. **Date on which issuer notified:**
   27/2/07

7. **Threshold(s) that is/are crossed or reached:**
   ABOVE 3%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GBP ORD 0.25	24,046,759	3.00%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GBP ORD 0.25	28,868,364	28,868,364		3.57	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
28,868,364	3.57

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LTD (LGIMH) (DIRECT AND INDIRECT)

LEGAL & GENERAL INVESTMENT MANAGEMENT LTD (LGIM) (INDIRECT)

LEGAL & GENERAL GROUP PLC (L & G) (DIRECT) (28,868,364 – 3.57%=LGAS, LGPL & PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (LGIMHD) (DIRECT)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD (PMC)

LEGAL & GENERAL INSURANCE HOLDINGS LTD (LGIH) (DIRECT)

LEGAL & GENERAL ASSURANCE SOCIETY LTD (LGAS & LGPL)

LEGAL & GENERAL PENSIONS LTD (LGPL) (DIRECT)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 806,490,361

FIRST NOTIFICATION UNDER DTR SOURCEBOOK

14. Contact name:
HELEN LEWIS

15. Contact telephone number:
020 7528 6742

Total Voting Rights and Capital
01 March 2007

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at the close of business on 28 February 2007, the Company had 806,548,064 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (806,548,064) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Notification of Holdings in the Company
02 March 2007

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TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):**
   PEARSON PLC

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (X)
   DISCLOSURE AND TRANSPARENCY RULES (TRANSITIONAL PROVISION 7)

3. **Full name of person(s) subject to the notification obligation (iii):**
   TEMPLETON GLOBAL ADVISORS LIMITED

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   BANK OF NEW YORK
   EUROCLEAR
   HSBC BANK PLC
   JP MORGAN CHASE BANK
   MELLON BANK
   MERRILL LYNCH INTL. LTD
   ROYAL TRUST CORP. OF CANADA
   STATE STREET BANK

5. **Date of the transaction (and date on which the threshold is crossed or reached if different) (v):**
   N/A

6. **Date on which issuer notified:**
   2/3/07

7. **Threshold(s) that is/are crossed or reached:**
   ABOVE 3%

8. **Notified details:**
   ……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GBP ORD 0.25		

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GBP ORD 0.25 ISIN:GB0006776081			60,459,554		7.50%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
60,459,554	7.50

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:
LORI A WEBER
ASSISTANT SECRETARY, FRANKLIN RESOURCES, INC

15. Contact telephone number:
001 954 847 2283

END